SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]

(Amendment No. 2)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

EPIRUS Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29428P107

(CUSIP Number)

Daniel K. Turner, III

One Ferry Building, Suite 255,

San Francisco, CA 94111.

(650) 234-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Scott D. Elliott

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 315-6379

June 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29428P107

1.	Names of Reporting Persons Montreux Equity Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 346,641 shares of Common Stock (See Item 5)

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 346,641 shares of Common Stock (See Item 5)

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,641 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 1.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 29428P107

1.	Names of Reporting Persons Montreux Equity Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,159 shares of Common Stock (See Item 5)

	8.	Shared Voting Power -

	9.	Sole Dispositive Power 16,159 shares of Common Stock (See Item 5)

	10.	Shared Dispositive Power -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,159 shares of Common Stock (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.1% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 25, 2014 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1, filed by the Reporting Persons on February 6, 2015, the “Schedule 13D”) with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.                             Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

Montreux Equity Partners IV, L.P. sold an aggregate of 1,324,758 shares of Common Stock in open market transactions from March 16, 2015 through June 15, 2015.

Montreux Equity Partners V, L.P. sold an aggregate of 255,317 shares of Common Stock in open market transactions from March 4, 2015 through June 15, 2015.

Item 5.                             Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of June 15, 2015:

Reporting Persons	Shares Held Directly (3)	Sole Voting Power (3)	Shared Voting Power	Sole Dispositive Power (3)	Shared Dispositive Power	Beneficial Ownership (3)	Percentage of Class (4)
MEP IV (1)	346,641	346,641	0	346,641	0	346,641	1.5%
MEP V (2)	16,159	16,159	0	16,159	0	16,159	0.1%

(1) John J. Savarese, M.D., Howard D. Palefsky and Daniel K. Turner III are the managers of Montreux Equity Management IV, LLC, which is the sole general partner of Montreux Equity Partners IV, L.P., which directly holds 346,641 shares of Common Stock of the Issuer.

(2) Daniel K. Turner III is the sole manager of Montreux Equity Management V, LLC, which is the sole general partner of Montreux Equity Partners V, L.P., which directly holds 16,159 shares of Common Stock of the Issuer.

(3) The securities reported herein reflect the 1-for-10 reverse stock split effected by the Issuer on July 16, 2014.

(4) This percentage is calculated based upon 23,514,851 shares of Common Stock outstanding (as of May 11, 2015) as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2015.

(c) The Reporting Persons sold the following shares of Common Stock in open market transactions during the 60 days preceding the date of the cover of this Amendment:

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
MEP IV	April 15, 2015	71,020	$9.4188	(1)
MEP V	April 15, 2015	3,310	$9.4188	(1)
MEP IV	April 16, 2015	47,774	$9.4827	(2)
MEP V	April 16, 2015	2,226	$9.4827	(2)
MEP IV	April 17, 2015	1,529	$9.2313	(3)
MEP V	April 17, 2015	71	$9.2313	(3)
MEP IV	April 20, 2015	47,774	$8.8895	(4)
MEP V	April 20, 2015	2,226	$8.8895	(4)
MEP IV	April 21, 2015	23,887	$9.0669	(5)
MEP V	April 21, 2015	1,113	$9.0669	(5)
MEP IV	April 22, 2015	8,408	$8.8393	(6)
MEP V	April 22, 2015	392	$8.8393	(6)

MEP IV	April 23, 2015	3,440	$8.8053	(7)
MEP V	April 23, 2015	160	$8.8053	(7)
MEP IV	April 24, 2015	14,301	$9.0489	(8)
MEP V	April 24, 2015	666	$9.0489	(8)
MEP IV	April 28, 2015	17,362	$7.5858	(9)
MEP V	April 28, 2015	809	$7.5858	(9)
MEP IV	April 29, 2015	1,338	$7.5400	(10)
MEP V	April 29, 2015	62	$7.5400	(10)
MEP IV	May 14, 2015	11,848	$5.8192	(11)
MEP V	May 14, 2015	552	$5.8192	(11)
MEP IV	May 15, 2015	4,777	$5.8061	(12)
MEP V	May 15, 2015	223	$5.8061	(12)
MEP IV	May 18, 2015	29,811	$5.7523	(13)
MEP V	May 18, 2015	1,389	$5.7523	(13)
MEP IV	May 19, 2015	14,237	$5.9887	(14)
MEP V	May 19, 2015	663	$5.9887	(14)
MEP IV	May 20, 2015	191	$5.8050	(15)
MEP V	May 20, 2015	9	$5.8050	(15)
MEP IV	May 21, 2015	4,968	$5.7552	(16)
MEP V	May 21, 2015	232	$5.7552	(16)
MEP IV	May 26, 2015	13,713	$5.4630	(17)
MEP V	May 26, 2015	639	$5.4630	(17)
MEP IV	May 28, 2015	17,169	$5.8350	(18)
MEP V	May 28, 2015	800	$5.8350	(18)
MEP IV	May 29, 2015	10,176	$5.5644	(19)
MEP V	May 29, 2015	474	$5.5644	(19)
MEP IV	June 1, 2015	20,748	$5.3649	(20)
MEP V	June 1, 2015	967	$5.3649	(20)
MEP IV	June 2, 2016	16,052	$5.8427	(21)
MEP V	June 2, 2016	748	$5.8427	(21)
MEP IV	June 3, 2015	52,551	$6.6461	(22)
MEP V	June 3, 2015	2,449	$6.6461	(22)
MEP IV	June 4, 2015	47,774	$7.2914	(23)
MEP V	June 4, 2015	2,226	$7.2914	(23)
MEP IV	June 5, 2015	1,289	$6.3578	(24)
MEP V	June 5, 2015	60	$6.3578	(24)
MEP IV	June 8, 2015	1,147	$6.2392	(25)
MEP V	June 8, 2015	53	$6.2392	(25)
MEP IV	June 9, 2015	4,453	$6.0079	(26)
MEP V	June 9, 2015	207	$6.0079	(26)
MEP IV	June 10, 2015	2,872	$5.9098	(27)
MEP V	June 10, 2015	134	$5.9098	(27)
MEP IV	June 11, 2015	1,720	$6.0261	(28)
MEP V	June 11, 2015	80	$6.0261	(28)
MEP IV	June 15, 2015	1,684	$5.7136	(29)
MEP V	June 15, 2015	78	$5.7136	(29)

(1)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.23 to $9.57, inclusive.

(2)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.24 to $9.55, inclusive.

(3)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.20 to $9.28, inclusive.

(4)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.80 to $8.98, inclusive.

(5)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $9.00 to $9.155, inclusive.

(6)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.80 to $9.05, inclusive.

(7)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.80 to $8.83, inclusive.

(8)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.80 to $9.0906, inclusive.

(9)                     The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.50 to $7.84, inclusive.

(10)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $7.50 to $7.60, inclusive.

(11)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.75 to $5.92, inclusive.

(12)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.75 to $5.89, inclusive.

(13)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.40 to $5.97, inclusive.

(14)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.80 to $6.12, inclusive.

(15)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.80 to $5.81, inclusive.

(16)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.60 to $5.89, inclusive.

(17)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.40 to $5.555, inclusive.

(18)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.75 to $6.00, inclusive.

(19)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from$5.50 to $5.78, inclusive.

(20)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.26 to $5.55, inclusive.

(21)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.56 to $6.04, inclusive.

(22)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.81 to $7.14, inclusive.

(23)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.63 to $7.835, inclusive.

(24)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.33 to $6.385, inclusive.

(25)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.20 to $6.30, inclusive.

(26)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.00 to $6.05, inclusive.

(27)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.90 to $5.94, inclusive.

(28)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $6.00 to $6.05, inclusive.

(29)              The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $5.70 to $5.76, inclusive

(d) Not applicable.

(e) MEP IV ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on April 6, 2015. As of such date, neither of the Reporting Persons was a beneficial owner of more than five percent of the Common Stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2015

MONTREUX EQUITY PARTNERS IV, L.P.
By:	Montreux Equity Management IV, LLC
Its:	General Partner
By:	/s/ Daniel K. Turner, III
Name:	Daniel K. Turner, III
Manager

MONTREUX EQUITY PARTNERS V, L.P.
By:	Montreux Equity Management V, LLC
Its:	General Partner
By:	/s/ Daniel K. Turner, III
Name:	Daniel K. Turner, III
Manager